SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

14888D 109
(CUSIP Number)

SPIKE LOY
BVF PARTNERS L.P.
1 Sansome Street, 30th Floor
San Francisco, California 94104
(415) 525-8890

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 579,023 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 579,023 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,023 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14	TYPE OF REPORTING PERSON PN
(1)
Includes 153,606 Shares of Common Stock issuable upon the conversion of the Convertible Note (defined below). Excludes 196,356 Shares of Common Stock issuable upon the exercise of the Convertible Note. Pursuant to the terms of the Convertible Note, the Reporting Person may not acquire Shares of Common Stock upon exercise of the Convertible Note to the extent that, upon exercise, the number of Shares of Common Stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding Shares of Common Stock of the Issuer. See Item 4 for a full description.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 244,843(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 244,843(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,843 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (1)
14	TYPE OF REPORTING PERSON PN
(1)
Excludes 201,416 Shares of Common Stock issuable upon the exercise of the Convertible Note. Pursuant to the terms of the Convertible Note, the Reporting Person may not acquire Shares of Common Stock upon exercise of the Convertible Note to the extent that, upon exercise, the number of Shares of Common Stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding Shares of Common Stock of the Issuer. See Item 4 for a full description.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BVF INVESTMENTS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 49,926 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 49,926 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,926 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14	TYPE OF REPORTING PERSON OO
(1)
Excludes 41,070 Shares of Common Stock issuable upon the exercise of the Convertible Note. Pursuant to the terms of the Convertible Note, the Reporting Person may not acquire Shares of Common Stock upon exercise of the Convertible Note to the extent that, upon exercise, the number of Shares of Common Stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding Shares of Common Stock of the Issuer. See Item 4 for a full description.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESTMENT 10, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 161,480 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 161,480 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,480 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (1)
14	TYPE OF REPORTING PERSON OO
(1)
Excludes 132,838 Shares of Common Stock issuable upon the exercise of the Convertible Note. Pursuant to the terms of the Convertible Note, the Reporting Person may not acquire Shares of Common Stock upon exercise of the Convertible Note to the extent that, upon exercise, the number of Shares of Common Stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding Shares of Common Stock of the Issuer. See Item 4 for a full description.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MSI BVF SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 121,208 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 121,208 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,208 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON OO
(1)
Excludes 99,710 Shares of Common Stock issuable upon the exercise of the Convertible Note. Pursuant to the terms of the Convertible Note, the Reporting Person may not acquire Shares of Common Stock upon exercise of the Convertible Note to the extent that, upon exercise, the number of Shares of Common Stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding Shares of Common Stock of the Issuer.  See Item 4 for a full description..

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BVF PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,156,480 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,156,480 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,480 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)
14	TYPE OF REPORTING PERSON PN, IA
(1)
Includes 153,606 Shares of Common Stock issuable upon the conversion of the Convertible Note. Excludes 671,390 Shares of Common Stock issuable upon the exercise of the Convertible Note. Pursuant to the terms of the Convertible Note, the Reporting Person may not acquire Shares of Common Stock upon exercise of the Convertible Note to the extent that, upon exercise, the number of Shares of Common Stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding Shares of Common Stock of the Issuer. See Item 4 for a full description.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BFV INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,156,480 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,156,480 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,480 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)
14	TYPE OF REPORTING PERSON CO
(1)
Includes 153,606 Shares of Common Stock issuable upon the conversion of the Convertible Note. Excludes 671,390 Shares of Common Stock issuable upon the exercise of the Convertible Note. Pursuant to the terms of the Convertible Note, the Reporting Person may not acquire Shares of Common Stock upon exercise of the Convertible Note to the extent that, upon exercise, the number of Shares of Common Stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding Shares of Common Stock of the Issuer. See Item 4 for a full description.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,156,480 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,156,480 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,480 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)
14	TYPE OF REPORTING PERSON IN
(1)
Includes 153,606 Shares of Common Stock issuable upon the conversion of the Convertible Note. Excludes 671,390 Shares of Common Stock issuable upon the exercise of the Convertible Note. Pursuant to the terms of the Convertible Note, the Reporting Person may not acquire Shares of Common Stock upon exercise of the Convertible Note to the extent that, upon exercise, the number of Shares of Common Stock beneficially owned by the Reporting Persons would exceed 9.99% of the issued and outstanding Shares of Common Stock of the Issuer. See Item 4 for a full description.

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

 Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $0.001 (the “Shares”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 North Main Street, Suite 1510, Winston-Salem, North Carolina 27101.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of BVF, BVF2, BVLLC, ILL10 and MSI were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule A.  The aggregate purchase price of the 579,023 Shares beneficially owned by BVF is approximately $12,899,438, including brokerage commissions. The aggregate purchase price of the 244,843 Shares beneficially owned by BVF2 is approximately $7,421,983, including brokerage commissions. The aggregate purchase price of the 49,926 Shares beneficially owned by BVLLC is approximately $2,388,744, including brokerage commissions. The aggregate purchase price of the 161,480 Shares beneficially owned by ILL10 is approximately $4,897,765, including brokerage commissions. The aggregate purchase price of the 121,208 Shares beneficially owned by MSI is approximately $3,045,450, including brokerage commissions.

The aggregate purchase price of the 153,606 Shares issuable upon the exercise of the Convertible Note is approximately $1,411,639, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 20, 2015, the Issuer completed a “reverse merger” transaction, in which the Issuer caused its newly-created, wholly-owned subsidiary, Talos Merger Sub, Inc. a Delaware Corporation, to be merged into Catalyst Biosciences, Inc., a Delaware Corporation, (“Catalyst 1”) (the “Merger”). As a result of the Merger, Catalyst 1 became the Issuer’s wholly-owned subsidiary, the Issuer changed its corporate name to Catalyst Biosciences, Inc. (“Catalyst 2” or the “Issuer”), and Catalyst 1’s former holders of common stock acquired an approximate 59% majority of the outstanding Shares of Catalyst 2.

Immediately prior to the closing of the Merger, the Issuer effectuated a 7 for 1 reverse stock split of its outstanding Shares.

Prior to the closing of the Merger, the Issuer issued a dividend in the form of a convertible note (the “Convertible Note”). The Convertible Note may be converted to Shares at any time over the next 30 months at the option of the Reporting Persons subject to certain limitations. The Reporting Persons modified the Convertible Note to limit the ability to convert the Convertible Notes to Shares if the Reporting Persons hold above 9.99% of the outstanding Shares. The Reporting Persons may change such 9.99% limitation to a different percentage limitation, but such change in limitation will not be effective until 61 days after notice is delivered to the Issuer. If the Issuer takes certain actions under the Convertible Note, then any change in limitation by the Reporting Persons will be effective immediately upon notice delivered to the Issuer.

The foregoing description of the Convertible Note is qualified in its entirety by reference to the full text of such document, which is attached as Annex G to the Issuer’s S-4 filed with the Securities and Exchange Commission on May 22, 2015 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 11,416,984 Shares outstanding as of August 20, 2015, which is the total number of Shares outstanding as reported to the Reporting Persons by the Issuer.

As of the close of business on August 20, 2015, (i) BVF beneficially owned 579,023 Shares, including 153,606 Shares issuable upon the exercise of the Convertible Note, and excluding 196,356 Shares issuable upon the exercise of the Convertible Note  (ii) BVF2 beneficially owned 244,843 Shares, excluding 201,416 Shares issuable upon the exercise of the Convertible Note  (iii) BVLLC beneficially owned 49,926 Shares, excluding 41,070 Shares issuable upon the exercise of the Convertible Note  (iv) ILL10 beneficially owned 161,480 Shares, excluding 132,838 Shares issuable upon the exercise of the Convertible Note and (v) MSI beneficially owned 121,208 shares of Common Stock, excluding 99,710 Shares issuable upon the exercise of the Convertible Note, representing percentage ownership of approximately 5.0%, 2.1%, Less than 1%, 1.4% and 1.1%, respectively, of the Shares outstanding.

Partners, as the general partner of BVF and BVF2, the manager of BVLLC, and the investment adviser of each of ILL10 and MSI, may be deemed to beneficially own the 1,156,480 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, BVLLC, ILL10 and MSI, including 153,606 Shares issuable upon the exercise of the Convertible Note and excluding 671,390 Shares issuable upon the exercise of the Convertible Note representing percentage ownership of approximately 9.99% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,156,480 Shares beneficially owned by Partners, representing percentage ownership of approximately 9.99% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 1,156,480 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 9.99% of the Shares outstanding.

(b)           Each of BVF, BVF2, BVLLC, ILL10 and MSI shares with Partners voting and dispositive power over the Shares each such entity beneficially owns.  Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 1,156,480 Shares they may be deemed to beneficially own with BVF, BVF2, BVLLC, ILL10 and MSI.

(c)           On August 20, 2015, the Issuer effectuated a 7 for 1 reverse stock split of its outstanding Shares, the amount of which can be seen in Item 5(a). In addition, on August 19, 2015, the Reporting Persons acquired a total of 824,996 Shares issuable upon the exercise of the Convertible Note.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Item 6 is hereby amended to add the following:

           On August 19, 2015, the Issuer issued the Reporting Persons the Convertible Note, described and defined in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Form of Convertible Note, dated May 22, 2015, attached as Annex G to the Issuer’s Form S-4 filed May 22, 2015 and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2015

BIOTECHNOLOGY VALUE FUND, L.P.		INVESTMENT 10, L.L.C.

By:	BVF Partners L.P., its general partner	By:	BVF Partners L.P., its investment adviser
By:	BVF Inc., its general partner	By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	By:	/s/ Mark N. Lampert
	Mark N. Lampert		Mark N. Lampert
	President		President

BIOTECHNOLOGY VALUE FUND II, L.P.		MSI BVF SPV, LLC

By:	BVF Partners L.P., its general partner	By:	BVF Partners L.P., its investment adviser
By:	BVF Inc., its general partner	By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	By:	/s/ Mark N. Lampert
	Mark N. Lampert		Mark N. Lampert
	President		President

BVF INC.

BVF PARTNERS L.P.		By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	BVF Inc., its general partner		President

By:	/s/ Mark N. Lampert
	Mark N. Lampert		/s/ Mark N. Lampert
	President		MARK N. LAMPERT

BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President